Description of Thrivent Financial For Lutherans’

Purchase, Redemption and Transfer Procedures

For Contracts Pursuant To Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedure that will be followed by Thrivent Financial for Lutherans (Thrivent Financial) in connection with the issuance of its flexible premium variable life insurance certificate (the ‘contract’) described in this Registration Statement, the transfer of the contract’s assets, and the redemption by the contract owners of their interest in the contracts.

“PUBLIC OFFERING PRICE”

PURCHASE AND RELATED TRANSACTIONS

The following is a summary of the principle contract provisions and administrative procedures which constitute either direct or indirect purchase transactions. The insurance aspects of the contract cause procedures to differ in certain significant respects from purchase procedures for mutual funds or contractual plans.

Premium Schedules and Underwriting Standards

Premiums for the contract will not be the same for all contract owners. Thrivent Financial requires payment of a minimum premium before the contract will be issued. The minimum premium will generally equal the initial planned periodic modal premium selected by the contract owner.

The contract has two death benefit guarantees if the contract owner chooses to pay premiums sufficient to maintain a death benefit guarantee. The premiums are set forth in the contract. The Basic Death Benefit Guarantee will remain in effect if:

1)	The sum of all premiums paid (less any partial surrenders and loans) is greater than or equal to the basic death benefit guarantee premium for the number of months since the contract issue date, and

2)	For issue ages through 55 the contract has been in effect no more than 15 years. For issue ages over 55, the insured’s attained is no more than 70 or the contract has been in effect no more than 5 years.

The Enhanced Death Benefit Guarantee will remain in effect if:

1)	The sum of all premiums paid (less any partial surrenders and loans) is greater than or equal to the sum of the enhanced death benefit guarantee premiums for the number of months since the contract issue date, and

2)	The contract has been in effect no longer than the later of 5 years or the insured’s attained age 75.

The accumulated value is not guaranteed.

The contract owner will determine a planned periodic premium that provides for a level premium payable at a fixed interval. Payment of the planned periodic premium is not, however, mandatory and failure to do so will not in itself cause the contract to lapse. Instead, contract owners may determine the amount and timing of subsequent premiums subject to the following restrictions:

•	In most cases, payment of cumulative premiums sufficient to maintain a death benefit guarantee will be required to keep the contract in force during the first few contract years.

•	Thrivent Financial reserves the right to:

•	limit any increase in planned periodic premium.

•	limit the number and amount of payments in addition to planned periodic payments.

•	refuse any premium that adversely affects life insurance qualification under the Internal Revenue Code.

The contract will stay in force as long as the cash surrender value is sufficient to pay the monthly deduction (the charges imposed in connection with the contract.) The amount of premium, if any, required to keep the contract in force depends on the cash surrender value which in turn depends on such factors as the investment experience, the level of monthly deductions, and the amount of any outstanding loans. The monthly deduction is comprised of:

1)	A monthly administrative charge of $9 ($7.50 for issue ages 0-17) to cover administrative costs.

2)	A monthly cost of insurance charge. This charge varies by risk class, amount at risk, face amount, duration, and, in most states, sex. The rate is based on Thrivent Financial’s expectations as to future mortality and expense experience. Any change in these rates will be applied on a uniform basis to all insureds of the same sex and risk class. However, Thrivent Financial cannot use cost of insurance rates higher than the guaranteed cost of insurance rates shown in the contract.

3)	A monthly cost of optional additional benefits such as accidental death benefit rider.

4)	A monthly mortality and expense risk charge to pay for the mortality and expense risks borne by Thrivent Financial.

The contract will be sold according to established underwriting standards and state insurance laws. State insurance laws prohibit unfair discrimination among contract owners but recognize that premiums must be based on factors such as age, sex, health, and occupation.

Application and Initial Premium Processing

Thrivent Financial will follow certain insurance underwriting procedures to determine whether the proposed insured is insurable. The process of underwriting evaluates risks from the information provided on the application, verification procedures such as medical examinations, and additional information furnished by the applicant on request. Thrivent Financial will not issue the contract until the underwriting procedure has been completed.

At the time an application is accepted, subject to Thrivent Financial’s underwriting rules, an applicant can obtain temporary insurance protection pending issuance of the contract by submitting payment of a full premium for the premium interval selected. If Thrivent Financial subsequently determines that the proposed insured is not an acceptable risk under Thrivent Financial’s underwriting standards or rules, no temporary insurance coverage will have been provided and any premium paid will be refunded without interest.

The issue date of the contract is the date used to determine contract months, contract years, monthly deduction dates, and contract anniversaries. The issue date of the contract is the date on which the initial net premium(s) will be allocated to the separate account. The issue date for applications submitted with an initial premium is normally the date the application processing is complete.

Allocation of Net Premiums

The contract owner will, in the application, indicate how net premiums should be allocated to the subaccount(s) of the separate account and to the fixed account. On the issue date, net premiums will be allocated to the subaccount(s) of the separate account chosen by the contract owner. Any net premiums received after the issue date will be allocated to the subaccount(s) chosen by the contract owner on the date they are received.

The initial net premium will be allocated to the accounts chosen by the contract owner at the time the contract is issued. Contracts are issued only on a valuation date from the 1st through the 28th of any month. New contracts that are ready for issuance on the 29th through the 31st of any month will be issued on the first valuation date in the following month. In certain states, a refund of premium is required if the free look provision is exercised.

The percentages of each net premium that may be allocated to any subaccount of the separate account and to the fixed account must be in whole numbers and the sum of the allocation percentages must be 100%. The allocation for future net premiums may be changed without charge at any time by providing Thrivent Financial with written notice.

Premium Processing

A premium expense charge will be deducted from each premium payment. The premium expense charge consists of a sales charge of 5% of each premium payment. The net premium is allocated to the fixed account or the subaccounts based on the premium allocation percentages.

Reinstatement

A contract that lapses without value may be reinstated at any time within three years after the expiration of the grace period by submitting the following items to Thrivent Financial:

1.	Written application for reinstatement;

2.	Evidence of insurability satisfactory to Thrivent Financial;

3.	A premium payment equal to:

•	the amount to cover the monthly deductions that were not made during the grade period; plus

•	an amount to keep the contract in force for at least two months, based on unit values on the date of reinstatement; plus

•	repayment of any loan amount and loan interest.

The amount of cash surrender value on the date of reinstatement will equal the accumulated value on that date less any reinstated decrease charge (discussed below). The amount of accumulated value on the date of reinstatement will equal: (a) the accumulated value as of the expiration of the grace period before termination of the contract; PLUS (b) any premiums received at the time of reinstatement, reduced by the premium expense charges; LESS (c) any monthly deductions and any loan interest due for the grace period.

Contract charges will, in effect, be calculated and reinstated on a reinstated contract as if the contract has been reinstated effective as of the expiration of the grace period. Any decrease charge that applied to the contract at the expiration of the grace period will be reinstated. The period of time from contract termination until contract reinstatement will not be taken into account in determining when the time periods for the decrease charge and the expense charge expire. The cost of insurance after reinstatement will be based on the attained age of the insured. The monthly deductions and any loan interest that would have otherwise been payable during the grace period must be paid at reinstatement, which is also consistent with treating a reinstated contract as if the contract has been reinstated effective as of the expiration of the grace period. No contract or loan interest charges are made for the period of time from contract termination to contract reinstatement.

The effective date of reinstatement will be the date the reinstatement application was approved.

The death benefit guarantees cannot be reinstated after lapse of the contract in most states.

Loan Repayments

A full or partial loan repayment may be made at any time while the contract is in force. The payment must be designated as a loan repayment or it will be considered a premium payment. The accumulated value in the subaccounts will be increased by the amount of the repayment that is allocated to the subaccounts and transferred from the fixed account. Repayments will be allocated according to the premium investment allocation. Total accumulated value does not increase as the result of a loan repayment.

Correcting a Misstatement of Age or Sex

If the date of birth or sex shown on the application is wrong, the proceeds payable will be adjusted to the amount that would be provided by the most recent cost of insurance charge at the correct age or sex (in some states).

“REDEMPTION PROCEDURES”

SURRENDER AND RELATED TRANSACTIONS

The following is a summary of the principle contract provisions and administrative procedures which constitute redemptions under the contract. These procedures differ in certain significant respects from redemption procedures for mutual funds or contractual plans.

Cash Surrender Value

At any time before the death of the insured, the contract owner may totally surrender the contract by giving written notice to Thrivent Financial. The cash surrender value will equal the accumulated value less any decrease charge and any loans and unpaid loan interest. The cash surrender value is relevant to continuation of the contract, to determining the amount available for contract loans, and to determining the amount available upon partial or total surrender of the contract.

The accumulated value of the contract is the total amount of value held under the contract at any time (which equals the sum of the amounts held in the fixed account, the loan account, and the variable subaccounts). The contract’s accumulated value in the separate account will reflect the investment performance of the chosen variable subaccounts, any net premiums paid, any partial surrenders, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the contract. The contract owner bears the entire investment risk for amounts allocated to the variable subaccounts. Thrivent Financial does not guarantee a minimum accumulated value or cash surrender value.

The cash surrender value will normally be paid within seven days after receipt of written notice. Delay of payment of the cash surrender value may take place under certain circumstances (see below).

Partial Surrender

The contract owner may make a partial surrender of the cash surrender value by sending written notice to Thrivent Financial. The amount of a partial surrender may not exceed the cash surrender value on the date of the request. The partial surrender will be taken from the subaccounts and fixed account according to the ratio that the contract’s accumulated value in the subaccount or fixed account bears to the total accumulated value of the contract less any debt at the time of the partial surrender; or according to any other administrative option chosen by the contract owner that is available at the time of the partial surrender. A $25 charge will be deducted from the accumulated value for each partial surrender after the first one during the first 10 contract years. An amount surrendered may not be repaid.

For a contract with death benefit option 1 (level) a partial surrender will reduce the accumulated value, face amount, death benefit and the amount of premiums considered to be paid to meet the death benefit guarantee premium requirements. The face amount remaining in effect after a partial surrender may not be less than the minimum issue size for that attained age. Any request for a partial surrender that would reduce the face amount below this amount will not be granted.

For a contract with death benefit option 2 (variable) a partial surrender will reduce the accumulated value, death benefit and the amount of premiums considered to be paid to meet the death benefit guarantee premium requirements. It generally will not reduce the face amount.

Partial surrenders will normally be paid within seven days after receipt of written notice. Delay of payment of partial surrenders may take place under certain circumstances (see below).

Death Benefits

As long as the contract remains in force, Thrivent Financial will, upon due proof of the insured’s death, pay the death proceeds of the contract to the named beneficiary in accordance with the designated death benefit option. The proceeds may be paid in cash or under one of the settlement options set forth in the contract. The amount payable under the designated death benefit option will be reduced by any contract loan and unpaid interest and any unpaid monthly deduction.

The contract provides two Death Benefit Options: option 1 (level) and option 2 (variable). The contract owner designates the death benefit option in the application.

The level death benefit is the greater of (a) the face amount of the contract and (b) the accumulated value on the date of death multiplied by the death benefit factor set forth in the contract.

The variable death benefit is equal to the greater of (a) the face amount of the contract plus the accumulated value and (b) the accumulated value multiplied by the death benefit factor set forth in the contract (with the accumulated value in each case being determined on the date of death).

On the contract anniversary on or next following the insured’s 100th birthday, the death benefit will be set equal to the cash surrender value and no further monthly deductions will be assessed.

Contract Loans

The contract owner may borrow money from Thrivent Financial using the contract as the only security for the loan. The contract owner may borrow up to 90% (in most states) of the cash surrender value. Loans have priority over the claims of any assignee or other person. The loan may be repaid in full or in part at any time while the insured is living.

When a loan is made, accumulated value in the fixed account will be used as security for the loan. To ensure the fixed account has enough accumulated value to secure the loan, accumulated value will be transferred from the subaccounts or fixed account according to the ratio that the accumulated value in the subaccounts or fixed account bears to the total accumulated value; or according to any other administrative option chosen by the contract owner that is available at the time of the loan. The amount transferred will continue to be treated as part of the contract’s accumulated value.

Each month, if the total loan (principal plus accrued interest) exceeds the total fixed account accumulated value, the difference will be transferred from the variable subaccounts to the loan account as security for the loan.

The interest charged on contract loans accrues daily at a maximum annual rate of 5%. This rate may be less than 5%.

A 3% rate will be credited to the portion of the fixed account cash value that equals the amount of the total outstanding loan.

A loan will reduce both cash surrender value and death benefit. Depending on investment performance of the subaccounts, loans may cause the contract or the death benefit guarantees to lapse. If the contract lapses with an outstanding loan, adverse tax consequences may result.

If a contract is classified as a modified endowment contract, a contract loan may have tax consequences.

Loans will normally be paid within seven days after receipt of written notice. Delay of payment of loans may take place under certain circumstances (see below).

Delay of Payment

Payment of any withdrawal value, cash surrender value or loan value will normally be paid within seven days after written request has been received at Thrivent Financial. However, Thrivent Financial may delay this payment or any other type of payment from the variable account for any period when:

•	the New York Stock Exchange is closed for trading other than customary weekend and holiday closings;

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the variable account or to fairly determine their value; or

•	the Securities and Exchange Commission by order permits the delay for the protection of security holders.

Thrivent Financial may delay payment of any withdrawal value, cash surrender value or loan value from the fixed account for up to six months after written request is received at Thrivent Financial.

Contract Lapse

The failure to make a planned periodic premium payment will not itself cause a contract to lapse. Subject to the death benefit guarantees, lapse will only occur when the cash surrender value is insufficient to cover the monthly deduction and the grace period expires without a sufficient payment. The grace period will end 61 days from the date written notice of the required payment is sent to the contract owner at the last known address. Failure to make a sufficient payment within the grace period will result in lapse of the contract without value.

Even if the cash surrender value is not sufficient to cover the monthly deduction, the contract will not lapse if a death benefit guarantee is in effect.

If the insured dies during the grace period, any unpaid monthly deductions will be deducted from the death proceeds.

Transfers

Accumulated value may be transferred among the subaccounts and the fixed account by submitting a proper written request to Thrivent Financial’s Customer Interaction Center. Twelve transfers per contract year may be made from subaccounts without charge. There will be a $25 charge for each transfer in excess of twelve.

One transfer may be made from the fixed account in each contract year. The transfer may not exceed the greater of $500 or 25% of the accumulated value in the fixed account at the time of transfer. This transfer is not subject to any charge.

Any transfer among the subaccounts or to the fixed account will result in the crediting and cancellation of accumulation units based on the accumulation unit values. Calculations are made as of the end of the valuation period during which a proper transfer request is received. The transfer amount must be at least $50. If it is for the entire accumulated value from an account, the transfer may be less than $50.

Contract transfer privileges were not designed as a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Fund and increase transaction costs, procedures may be adopted to limit excessive transfer activity. In addition, the Fund may restrict or refuse transactions as a result of certain market timing activities.